EXHIBIT 1

ECI TELECOM: SECOND QUARTER NET RISES TO $15.6 MILLION
WHILE REVENUES JUMP 26% TO $153 MILLION

PETACH TIKVA, ISRAEL, July 28, 2005 - ECI Telecom Ltd. (NASDAQ: ECIL) reported today that its net income for the second quarter of 2005 reached $15.6 million, or $0.13 per share on a fully diluted basis. Revenues for the quarter reached $153 million, a 26% increase from $121 million in the second quarter of 2004 and compared with $145 million in the first quarter of 2005.

Results for the quarter include a previously announced $10.4 million gain on the sale of a receivable from Brazilian carrier GVT, as well as a $3 million provision for an impairment of a loan granted by the company. The quarter’s results also include for the first time the impact of Laurel Networks, from the time it was acquired on June 3. As part of the acquisition ECI incurred a $0.9 million charge for in-process R&D and in addition Laurel incurred a loss for the period of $2.3 million.

Excluding the above mentioned items as well as the results of Laurel, ECI’s net profit for the quarter totaled $11.4 million, or $0.10 per share, compared with net loss of $3.5 million, or
$0.03 per share, for the second quarter of 2004 and net income of $10.4 million, or $0.09 per share, in the first quarter of 2005.

Revenues for the Broadband Access Division, at $63 million for the quarter, were up 24% from a year ago and unchanged from last quarter. Operating income for the Division reached $6.4 million, compared to $5.3 million a year ago and $8.5 million in the first quarter of 2005, as a result of lower gross margins.

Revenues for the Optical Networks Division increased 34% from a year ago and reached $82 million for the quarter, compared to $77 million in the first quarter of 2005. The Division continued to improve its profitability, reaching operating income of $8.9 million for the quarter, compared with a $1.1 million operating income a year ago and $4.9 million operating income in the first quarter.

Following the $88 million all-cash acquisition of Laurel, ECI’s cash, including short and long term deposits and marketable securities, now totals $214 million, or $1.82 per share.

Commenting on the results, Doron Inbar, President and CEO said, “We are pleased to report yet another quarter of strong growth and solid profits, as ECI continues to demonstrate leadership in its markets, which remain among the fastest growing sectors in telecom.

“ECI continues to be a leading provider of advanced DSL solutions which allow our customers to provide triple play (data, video and voice) services. Triple play is now a primary driver for sales in Broadband Access markets. During the quarter, we began to supply one of our major European customers with solutions enabling it to offer its subscribers access to hundreds of broadcast TV channels over DSL.

“Our Optical Networks Division continues to experience increased demand from the flourishing cellular market. Our Multi-Service Provisioning Platform (MSPP) remains a preferred solution for the deployment of cellular backhaul in countries such as Russia, Ukraine, India and throughout Europe, with the improving penetration of 3G service serving as another strong driver in this business. In addition, with the significant rise in broadband deployments, demand is also being driven by the carriers’ need for broadband aggregation in the metro portion of the network.

“The telecom market is expected to undergo a significant change in the next few years, as carriers begin to replace their current network architecture with an IP-based design. We believe that the Laurel acquisition firmly positions ECI in the IP world, adding its innovative multi-service edge routers to our product portfolio, and providing major technological building blocks on which future ECI products will be developed. We believe that these products will enable us to deliver customized solutions to support enhanced networks during the years to come,” concluded Inbar.

Guidance

On a pro forma basis, excluding the results of Laurel Networks, ECI now continues to expect sequential quarterly growth in both revenues and profits through the end of 2005. Based on present market conditions, ECI also now expects growth in its business to continue into 2006. As previously noted by ECI, Laurel Networks is expected to have a dilutive effect on ECI`s results until the second half of 2006.

Veraz Networks (VoIP) - 43% owned subsidiary
Veraz Networks recently announced that Reliance Infocomm, the largest private telecom service provider in India, has deployed Veraz’s I-Gate 4000 PRO media gateways, supporting 60,000 ports for international long-distance (ILD) VoIP traffic. Reliance Infocomm is running live traffic over ten media gateways in New York, Los Angeles, London, and Hong Kong, terminating in India. As Reliance Infocomm’s international network requires a stable solution that can scale massively, winning this Tier 1 carrier’s business highlights Veraz’s world-class solution.

Results for the First Six Months
For the first six months of 2005, revenues reached $298 million, a 30% increase from $229 million in the first half of 2004. . The net profit was $26.0 million, or $0.24 per share on a fully diluted basis. Excluding the items in the second quarter of 2005 mentioned in the second paragraph above, as well as the loss incurred by Laurel networks following its acquisition in June, the net profit for the first six months of 2005 reached $21.9 million, or $0.19 per share on a fully diluted basis, compared to a net loss of $4.8 million, or $0.04 per share, for the first half of 2004.

A conference call to discuss ECI Telecom’s results will take place today, Thursday, July 28, 2005, at 8:30am EST, 3:30pm Israel time.
To access the conference call, please dial one of the following numbers:
US: (800) 230-1085, International: +1 612-288-0318, Israel: 1-800-937-0052

A replay option will be available after the conference call, from 12:00 pm EST on
July 28, 2005, through August 4, 2005, at 11:59pm EST.

Replay numbers:
US: (800)-475-6701, Int. +1 320-365-3844. Access code for both: 789340

A webcast of the conference call can be accessed on the ECI Telecom website at www.ecitele.com.

A replay of the webcast will also be available on ECI Telecom’s website.

About ECI Telecom
ECI Telecom provides advanced telecommunications solutions to leading carriers and service providers worldwide. By translating a deep understanding of its customers' needs into innovative, technologically excellent solutions, ECI enables its customers to increase the value of their networks and reduce operating expenses. ECI's platforms enable carriers and service providers to easily introduce new revenue-generating services. ECI has pioneered key technologies including voice compression, SDH, DSL, and has enabled the establishment of global networks. ECI specializes in metro optical networks, broadband access, bandwidth management and carrier-class VoIP solutions.

Certain statements contained in this release may contain forward-looking information with respect to plans, projections, or future performance (including guidance on future financial performance) of the Company. By their nature, forward-looking statements involve certain risks and uncertainties including, but not limited to, the failure to occur of expected changes in the telecom market and our inability to respond to those changes if they occur, our inability to capitalize on the Laurel acquisition through new product introductions, risks relating to the integration of Laurel’s operations into our own, the impact of the newly adopted SFAS 123R regarding the expensing of option-based payments, which is expected to result in higher compensation expenses, actual revenues earned from announced contracts, the possibility of future net losses, rapid technological change in our markets, possible impact of customer dissatisfaction with some of our newer products, competitive factors, price erosion in the market for certain of our products, dependence on large customers, fluctuations in our quarterly and annual results, potential inability to raise additional funds, if needed, on favorable terms, risks associated with international sales, risks relating to our intellectual property, the failure of the geographic and product markets in which we sell to grow as anticipated, unexpected tax demands, currency fluctuations, potentially disruptive acquisitions, dependence on limited suppliers and subcontractors, as well as risks related to operations in Israel, and other risks detailed in the Company's annual report on Form 20-F for the year ended December 31, 2004 and other filings with the Securities and Exchange Commission.

Contact: Investor Relations, ECI Telecom:
Jay Kalish, VP IR
Tel: International Access Code +(972)-3-926-6255
email: jay.kalish@ecitele.com

TABLE - 1
ECI TELECOM LTD.
AND SUBSIDIARIES
GAAP REPORTED CONSOLIDATED STATEMENTS OF OPERATIONS
(In millions of U.S. dollars, except per share figures)

	Three Months Ended		Six Months Ended		Three Months ended
	June 30,		June 30,		March 31,
	2005	2004	2005	2004	2005
Revenues	152.9	121.0	298.3	228.6	145.4
Cost of revenues	86.5	71.7	172.0	138.7	85.6
Gross profit	66.4	49.4	126.3	89.9	59.9
Research and development costs, net	21.1	16.0	38.9	32.1	17.8
Selling and marketing expenses	24.1	19.5	45.4	37.4	21.4
General and administrative expenses	10.6	8.8	20.8	16.8	10.2
Recovery of doubtful debt	(10.4)	-	(10.4)	-	-
Impairment of loans	3.0	-	3.0	-	-
Amortization of acquisition-related intangible assets	0.5	-	0.5	-	-
Purchase of in-process research and development	0.9	-	0.9	-	-
Restructuring expenses	-	-	-	2.6	-
Operating income	16.7	5.0	27.2	1.0	10.5
Financial income, net	1.2	0.9	2.0	0.8	0.9
Other income (expenses), net	(0.3)	(2.3)	0.4	(0.3)	0.7
Income from continuing operations
before taxes on income	17.5	3.6	29.7	1.5	12.1
Taxes on income	(0.9)	(0.6)	(1.9)	(0.9)	(0.9)
Income from continuing operations
after taxes on income	16.6	3.0	27.8	0.6	11.2
Company's equity in results of
investee companies - net	(0.7)	(0.9)	(1.5)	(1.4)	(0.8)
Minority interest in results of
subsidiaries - net	(0.4)	0.0	(0.3)	(0.0)	0.1
Income (loss) from continuing operations	15.6	2.1	26.0	(0.9)	10.4
Loss from discontinued operations, net of tax	-	(5.6)	-	(3.9)	-
Net income (loss)	15.6	(3.5)	26.0	(4.8)	10.4

Basic earnings (loss) per share
Continuing operations	0.14	0.02	0.24	(0.01)	0.10
Discontinued operations	-	(0.05)	-	(0.04)	-
	0.14	(0.03)	0.24	(0.04)	0.10
Weighted average number of shares
outstanding used to compute basic
earnings (loss) per share - in millions	110.1	108.3	109.9	108.2	109.6

Diluted earnings (loss) per share
Continuing operations	0.13	0.02	0.22	(0.01)	0.09
Discontinuing operations	-	(0.05)	-	(0.04)	-
	0.13	(0.03)	0.22	(0.04)	0.09
Weighted average number of shares
outstanding used to compute diluted
earnings (loss) per share - in millions	117.8	115.0	117.6	108.2	117.4

TABLE - 2
ECI TELECOM LTD.
AND SUBSIDIARIES
GAAP REPORTED CONSOLIDATED BALANCE SHEETS
(In millions of U.S. dollars)

	June 30,	March 31,	December 31,
	2005	2005	2004

Assets
Current Assets
Cash and cash equivalents	60.0	45.9	74.2
Short-term investments	39.9	27.8	24.7
Trade Receivables	156.5	230.2	142.9
Other receivables and prepaid expenses	27.1	21.7	29.4
Work in progress	4.5	3.3	3.2
Inventories	170.3	169.3	175.1
Total current assets	458.3	498.2	449.6

Long-term receivables, net	8.1	10.5	90.0
Long-term deposits and marketable securities	114.3	119.1	119.4
Assets held for severance benefits	24.1	24.7	25.2
Investments	22.7	25.9	26.8
Property, plant and equipment, net	119.3	117.2	119.4
Software development costs, net	13.3	14.6	14.4
Goodwill	38.1	1.0	1.0
Other assets	47.2	8.9	9.1

Total assets	845.4	820.1	854.8

Liabilities and shareholders' equity
Current liabilities
Short-term bank loans and current maturities	-	-	30.0
Trade payables	59.0	59.0	68.4
Other payables and accrued liabilities	133.3	132.6	149.6
Total current liabilities	192.3	191.6	248.0

Long-term liabilities
Other liabilities	0.2	-	-
Liability for employee severance benefits	47.2	49.6	50.9
Total long-term liabilities	47.3	49.6	50.9

Total liabilities	239.6	241.2	299.0

Minority Interest	4.3	4.0	4.1
Shareholders' equity
Share capital	6.2	6.2	6.2
Capital surplus	644.9	642.8	642.2
Accumulated other comprehensive income (loss)	8.4	(0.5)	(12.6)
Accumulated deficit	(58.0)	(73.6)	(84.0)
Total shareholders' equity	601.5	574.9	551.8

Total Liabilities and shareholders' equity	845.4	820.1	854.8